

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 20, 2005

Mr. James Carroll
Chief Financial Officer
American Petroleum Group, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

> **Re:** **American Petroleum Group, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2004**
> **Filed April 1, 2005**
> **Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005**
> **Filed November 21, 2005**
> **Response letter dated November 16, 2005**
> **File No. 0-49950**

Dear Mr. Carroll:

We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004 [Filed November 17,2005]

Description of Business

Overview

1.   We have read your response to prior comment two, with respect to reclamation work on the property associated with the terminated lease, where you state that "we believe that the passage of time allows us to believe that there is no further

liability to the Company." Please confirm, if true, that you performed the appropriate analysis under SFAS 5 and determined that no liability exists, even though you have terminated the lease.

Description of Property

2.	With respect to the subsequent resolution of the matter identified in prior comment eight, please tell us whether or not the resolution had an accounting impact to your current filings with the Commission. If applicable, explain how you have or will account for the resolution.

Financial Statements, page 1

Report of Independent Registered Public Accounting Firm, page 1

3.	We note that the audit report you filed does not include the signature of the auditor. Please amend your filing to include an accountants' report to conform to Rule 2-02(a)(2) of Regulation S-X.

General

4.	We note from your response to prior comment 12 that you issued notes and warrants that entitle each holder an option to purchase one share of common stock. Please tell us where you have filed the associated agreements as exhibits, if material, or provide us with copies of the applicable agreements. In the meantime, please perform an analysis of the pertinent terms of the notes and warrants to determine whether or not liability classification is required under SFAS 150, SFAS 133 or EITF 00-19. In this regard, you will need to determine if the notes meet the definition in paragraph 4 of EITF 00-19 of conventional convertible debt or whether it contains embedded derivatives that must be bifurcated from the debt host. In addition, the warrants should be analyzed to determine whether or not they meet the definition of a freestanding warrant as defined in SFAS 133. Refer to the Current Accounting and Disclosure Issues in the Division of Corporation Finance outline on the sec.gov website, under Item II.B, located at the following address, http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for additional information regarding this topic.

Consolidated Statements of Stockholders' Equity (Deficit), page 4

5.   Please explain, in sufficient detail, the accounting transaction that resulted in the beginning balance at January 1, 2003 for common stock shares totaling 750,000, additional paid in capital totaling $99,250 and retained deficit totaling ($92,466). It appears that you may have affected a stock split. However, this is not apparent from any disclosures made within this filing. In this regard, we note the Statement of Stockholders' Equity (Deficit) previously filed in the Form 10-KSB for the fiscal year ended December 31, 2003 for American Capital Alliance, Inc. had different balances for common stock, number and par, and additional paid in capital as of December 31, 2002 and 2003 in comparison to the balances presented in the same statement within your amended Form 10-KSB/A. Please advise.

Consolidated Statements of Cash Flows, page 5

6.   We note from your response to prior comment 15 that you have presented a non-cash item within the investing cash outflow line item Acquisition of new subsidiary. This treatment is not consistent with your non-cash transactions accounting policy described in Note E, where you state that "Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement." Refer to paragraph 32 of SFAS 95, which states that information about all investing and financing activities during a period that affects recognized assets or liabilities but that does not result in cash receipts or cash payments in the period are to be reported in related disclosures, and revise your presentation as appropriate. Please confirm that no other items within your cash flow statement represent non-cash items.

7.   We have read your response to prior comment 16 and reviewed your revised Consolidated Statement of Cash Flows for the periods presented. However, it is unclear whether or not you have properly applied paragraph 32 of SFAS 95 in your revised presentation. In this regard, we would expect the cash received from the issuance of common and preferred stock to represent the amount of cash received or the sum of the amounts reflected under par value and additional paid in capital, as shown in your Consolidated Statement of Stockholders' Equity (Deficit). Please review your presentation again and confirm that the amounts presented do not contain non-cash items and reconcile the revised line items, Issuance of common stock and Increase in additional paid-in capital, to your Consolidated Statement of Stockholders' Equity (Deficit).

Note F – Business Combinations, page 10

8.   We have read your response to prior comment 18 and continue to believe that the issuance of your common stock in one fiscal period and the subsequent cancellation and return of those shares to your treasury in another fiscal period appears to need to be reported in your financial statements. In this regard, when you issued the shares in 2003, we would expect you to credit the par value of your common stock and additional paid in capital, as appropriate. In 2004, you would then reduce the same accounts that previously were increased when the shares were issued. The presentation would vary depending upon whether you formally retired the shares or placed the shares in treasury, in which case you would record the transaction under either the par value or cost method. Since you have not presented treasury stock on your balance sheet, it appears that you have formally retired these shares. As the journal entries necessary to properly reflect your issued and outstanding stock would impact your EPS calculation, please revise your presentation as appropriate.

Motor Parts Warehouse, Inc. ("MPW"), page 11

9.   Please address the following items, based on your response to prior comment 19 and the associated disclosure under this heading:

   •   You disclose in your filing that you issued 5,000,000 shares of common stock for an option to acquire the outstanding stock of MPW, yet you indicate in your response that you issued 13,300,000 shares to MPW. Please reconcile these statements and explain why you have not reported the issuance of these shares in your Consolidated Statements of Stockholders' Equity (Deficit) for the periods presented;

   •   Expand your disclosure to indicate the date on which you issued the shares;

   •   Explain why you have reported this transaction in the line item Compensation expenses as it appears that this transaction would more appropriately be reported in the Acquisition expense line item;

   •   We note that you have used a restricted stock discount of 35% in valuing the issuance of these shares. Please note that the staff believes that available quoted market prices are evidence of the fair value of a financial instrument and that block discounts are not in accordance with GAAP in determining fair value. Please refer to paragraphs 5 and 58 of SFAS 107, paragraph 3a of SFAS 115 and footnote 3 of EITF 98-5 and support your valuation or revise your fair value measurement accordingly.

10.   We note your response to prior comment 21 wherein you explain that you believe the transaction and agreements are unenforceable against the Company "due to the fact that it was not an arms length transaction and we believe done to make the Company a party to the transaction." You further indicate that you are not "accounting for nor assuming "payment obligations and all other agreements"." While we do not understand how your argument that a transaction not completed under arms length negotiations is not enforceable, we note that you continue to disclose in your amended Form 10-KSB/A that "AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to Harris Bank." In your response to prior comment 20, you indicated that you had made it clear that AMAI represents the old trading symbol of the Company and that AMAI "is now American Petroleum Group, Inc;" therefore, it appears from your disclosure that you have assumed all legal liability associated with the transactions and agreements you describe at length under the Alliance Petroleum Products Company disclosure within Note F. As you have not revised your disclosure and have not sufficiently explained why you are not liable for the items you disclose that you have accepted responsibility for, we reissue our prior comment 21 in its entirety.

11.   We note your disclosure that you issued 5,000,000 shares of common stock for the purchase of Alliance, which you have treated as a business combination. You further disclose with respect to this transaction that "The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company's common stock valued at $.54 and cash advances outstanding to Company at the time of consummation of the transactions." Please reconcile the difference in shares you disclose as being issued for this acquisition and further reconcile these shares to your Consolidated Statements of Stockholders' Equity (Deficit). Additionally, please support your use of a discounted common stock price under the following accounting guidance, paragraphs 5 and 58 of SFAS 107, paragraph 3a of SFAS 115 and footnote 3 of EITF 98-5.

Note G – Notes Payable to Stockholders, page 14

12.   We have read your response to prior comment 23 and do not understand the terms of the arrangement with the stockholder/officers of the Company and the associated journal entries. Please provide us with the journal entries you recorded when i) the stockholder/officers transferred 50,000 post-split shares into an escrow account, ii) the shares were sold and the $500,000 proceeds were transferred to the Company.

Note I – Related Party Loans Payable to Officers/Stockholders, page 15

New Century Capital Consultants, Inc. – Note Payable, page 16

13.   Based on your response to prior comment 24 and your disclosure under this heading, please tell us whether this note has an associated registration rights agreement. In this regard, we note your statement that "on a one time basis the lender upon written demand after the six months can require the Company to prepare and file a registration statement under the Securities and Exchange Act of 1933 for an offering of up to 1,000,000 shares." Please provide an analysis of the pertinent terms of this note to determine whether or not it represents conventional convertible debt or whether it contains embedded derivatives that must be bifurcated from the debt host. Please refer to the definition of conventional convertible in paragraph 4 of EITF 00-19 and the further guidance provided by EITF 05-2. You should also refer to the definition of an embedded derivative within paragraph 12 of SFAS 133.

14.   We have read your response to prior comment 25, where you indicate that "As previously stated, the issue has been resolved in the fourth quarter." Please tell us where your disclosure indicates that a resolution has been reached with the lender in your 2005 third quarter Form 10-QSB/A as we are unable to locate such disclosure.

Other Stockholders, page 17

15.   We have read your response to prior comment 27 where you indicate that your previous 10-KSB disclosure was incorrect in describing the instruments issued to other stockholders as options and that they are, instead, warrants. As you did not revise your disclosure in your amended Form 10-KSB/A, please amend your filing to clarify that you issued warrants. In addition, you state to "See the disclosure as set forth in response to Comments 11 and 12." Please confirm, if true, that these are the same notes and warrants addressed by prior comments 11 and 12.

Note J – Stockholders' Equity, page 17

16.   We have reviewed the Common and Preferred Stock Reconciliation you provided in response to prior comment 28 and note that the number of shares you show as issued and disclosed in the supplemental schedule totals 1,453,750. This amount does not agree with the sum of the issuances you describe in this note, totaling 1,749,375. Please reconcile this difference or revise your disclosure to clearly indicate the total number of shares issued under each agreement or change of control.

Exhibits 31.1 and 31.2

17.   We note that your certifying officers identify their title in the opening line. As this is not contemplated by Exhibit 31 of Regulation S-B, which is to be provided exactly as set forth, please revise to include the name of the certifying officer only. In addition, you should not reference the type of report as annual or quarterly within the certification, as this is also not exactly as set forth in Exhibit 31. Finally, please review paragraph 5(a) and ensure that it is worded exactly as set forth in Exhibit 31 as it currently is not. This comment applies to all certifications you filed in your amended Forms 10-KSB/A and 10-QSB/A.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

General

18.   We note that the title page to your second and third quarter Form 10-QSB/A reference American Capital Alliance, Inc. Please revise this title to reference the Company's name as of November 1, 2004.

Note G – Notes Payable

Highgate House Funds, Ltd.

19.   We have read your response to prior comments 29 and 31 and are unable to locate any footnote disclosures in your amended Form 10-QSB/A for the quarter ended June 30, 2005. Once you have filed an amendment to this Form with the appropriate footnote disclosures, we may have further comment. In the meantime, please provide an analysis of the convertible debenture identified through prior comment 29 in a manner similar to that requested in comment 3.

Note G – Notes Payable, page 15

Highgate House Funds, Ltd., page 16

20.   We note from your response to prior comment 30 that you determined the amount of the financing transaction expense by multiplying the number of shares you issued by $.70. Please confirm, if true, that the $.70 represents fair market value as of the date of issuance or otherwise advise.

Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2005

Interim Consolidated Balance Sheets, page 2

21.   Please tell us the reason for the 130% increase in inventory from December 31, 2004 to September 30, 2005 and indicate whether or not any items included within the balance have been reviewed for possible impairment.

22.   Please tell us and expand your disclosure accordingly to explain how you generated the goodwill balance of $125,602 as we are unable to determine this from your current disclosure.

Interim Consolidated Statements of Cash Flows, page 5

23.   Please reconcile the cash inflow from the Issuance of Common Stock totaling $12,280, and Proceeds from Additional Paid In Capital, totaling $318,399, with the total of the amounts shown in your Interim Consolidated Statements of Stockholders' Equity (Deficit) for the same line items, totaling $12,175 and $5,581,381. Please also explain where the receipt of cash is shown for the issuance of the preferred stock.

Note F – Business Combinations (Continued), page 13

24.   We note your statement that "Goodwill (excess of purchase price over net assets acquired) of $822,262 arising in the above described acquisition had been recognized at the time of the purchase." Please revise this disclosure to the amount you explained in your response to prior comment six was the correct amount of goodwill recorded and subsequently written off, or so advise. This comment applies to your Form 10-KSB/A and subsequent Forms 10-QSB/A, wherever the incorrect amount of goodwill is disclosed.

Triton Petroleum, LLC, page 14

25.   Please tell us how you have accounted for the liability associated with the Asset Purchase Agreement you entered into on July 1, 2005. In this regard, we note that you will be required to pay 3.5 times the net earnings of the assets and operations formerly owned by Triton on July 1, 2006.

Note G – Notes Payable, page 15

26.   We note your disclosure with respect to the stock borrowing arrangement is stale. In this regard, you make reference to June 30, 2005. Please update your disclosure and further indicate whether or not the shares you were obligated to

return to the original holders was done so by April 2005 or make reference to any penalties incurred if you do not meet the terms of the arrangement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief